December 14, 2010

Alejandro de la Fuente Goic
Chief Financial Officer
Lan Airlines S.A.
Presidente Riesco 5711, 20th Floor, Las Condes
Santiago, Chile

      Re: Lan Airlines S.A.
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed June 29, 2010
              File No. 1-14728

Dear Mr. de la Fuente Goic:

      We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from pages 23 and 25 of your Form 20-F and your website that you operate flights to Cuba.   As you know, Cuba is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls. Please describe to us your past, current, and any anticipated operations in, and other contacts with, Cuba, such as passenger and/or cargo flights to and from Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since your letter to us dated February 6, 2006. Your response should include discussion of whether you have offices, facilities, equipment, ground services, sales agents, or other employees in Cuba, and the extent to which your dealings or arrangements have been with the government of Cuba, or entities controlled by that government.

2. Please discuss the materiality of your operations in, and other contacts with, Cuba described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in

quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business with Cuba.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance